iPayment, Inc.

iPayment Holdings, Inc.

40 Burton Hills Boulevard, Suite 415

Nashville, TN 37215

November 23, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Edwin Kim, Esq.

Ms. Maryse Mills-Apenteng

Re:	iPayment, Inc., iPayment Holdings, Inc., et al.

Registration Statement on Form S-4 filed October 11, 2011

(File No: 333-177233)

Dear Mr. Kim and Ms. Mills-Apenteng:

On behalf of iPayment, Inc. and iPayment Holdings, Inc. (the “Companies”) and the guarantors referenced in the Registration Statement (the “Guarantors” and, together with the Companies, the “Registrants”), this letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated November 7, 2011, setting forth comments to the Registration Statement (the “Registration Statement”) on Form S-4 filed with the Commission on October 11, 2011 (the “Comment Letter”). We are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects revisions in response to the Staff’s comments.

Set forth below are our responses to the comments contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by our response.

General

1.	We have received your request for confidential treatment and will respond under separate cover. Please note that comments relating to the confidential treatment request must be resolved prior to the desired effective date of the Form S-4.

Response:

We respectfully acknowledge the Staff’s comment.

United States Securities and Exchange Commission

November 23, 2011

2.	We note that you are registering the 10.25% Senior Notes due 2018 and the 15.00%/15.00% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

In response to the Staff’s comment, we have filed the above-requested supplemental letter via EDGAR submission today.

Undertakings, page II-8

3.	Please revise this section to include the undertakings required by Items 512(a)(5) and (6) of Regulation S-K, as they appear to apply to your transaction.

Response:

In response to the Staff’s comment, we have included the undertakings required by Items 512(a)(5) and (6) of Regulation S-K in Amendment No. 1.

Exhibit 5.1

4.	We note the limiting statement on page 4 indicating that the opinions are based upon “only these statutes, rules and regulations….” It appears that the legality opinions should be revised to clarify that they are based on reported judicial decisions in addition to the referenced statutes, rules and regulations. Please refer to Staff Legal Bulletin No. 19 at Section II.B.3.c (October 14, 2011) for guidance and revise or advise.

Response:

In response to the Staff’s comment, we have filed as Exhibit 5.1 to Amendment No. 1 a revised opinion of counsel that incorporates the Staff’s comment.

Signatures

5.	For iPayment Holdings, Inc. and for each co-registrant, please revise to indicate that the controller or principal accounting officer has signed the registration statement. In addition, confirm that you have included the signatures of at least a majority of the board of directors for each co-registrant or revise as appropriate. See Instruction 1 to Signatures on Form S-4.

United States Securities and Exchange Commission

November 23, 2011

Response:

In response to the Staff’s comment, we have revised the signature blocks in Amendment No. 1 to indicate that the controller or principal accounting officer has signed the Registration Statement. We respectfully confirm that the signatures of at least a majority of the board of directors for each co-registrant have been included in the Registration Statement.

*    *    *

Please do not hesitate to contact Nazim Zilkha of White & Case LLP at (212) 819-8998 with any questions or comments regarding this letter.

Very truly yours,

IPAYMENT, INC.

By:	/s/ Mark C. Monaco
Name:	Mark C. Monaco
Title:	Executive Vice President, Chief Financial Officer and Treasurer

IPAYMENT HOLDINGS, INC.

By:	/s/ Mark C. Monaco
Name:	Mark C. Monaco
Title:	Executive Vice President, Chief Financial Officer and Treasurer

IPMT TRANSPORT, LLC

By:	/s/ Mark C. Monaco
Name:	Mark C. Monaco
Title:	Treasurer and Secretary

IADVANTAGE, LLC

By:	/s/ Mark C. Monaco
Name:	Mark C. Monaco
Title:	Secretary

IFUNDS CASH SOLUTIONS, LLC IPAYMENT ACQUISITION SUB LLC
By: iPayment, Inc., as Sole Member

United States Securities and Exchange Commission

November 23, 2011

/s/ Mark C. Monaco
By:	Mark C. Monaco
Title:	Executive Vice President, Chief Financial Officer and Treasurer

1st NATIONAL PROCESSING, INC.

CAMBRIDGE ACQUISITION SUB, LLC

CARDPAYMENT SOLUTIONS, L.L.C.

CARDSYNC PROCESSING, INC.

E-COMMERCE EXCHANGE, INC.

IPAYMENT OF CALIFORNIA, LLC

IPAYMENT OF MAINE, INC.

ISCAN SOLUTIONS, LLC

NPMG ACQUISITION SUB, LLC

MSC ACQUISITION SUB, LLC

PCS ACQUISITION SUB, LLC

ONLINE DATA CORP.

QUAD CITY ACQUISITION SUB, INC.

TS ACQUISITION SUB, LLC

By:	/s/ Mark C. Monaco
Name:	Mark C. Monaco
Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc: Nazim Zilkha, White & Case LLP